

Mail Stop 3561

August 30, 2017

Via E-mail
Stephen M. Deitsch
Chief Financial Officer
BioScrip, Inc.
1600 Broadway, Suite 700
Denver, Colorado 80202

Re: BioScrip, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2016
         Filed March 7, 2017
         File No. 001-11993

Dear Mr. Deitsch:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and Mining